                                                                       EXHIBIT C


December 6, 1999

CGW Southeast Partners IV, LP
12 Piedmont Center, Suite 210
Atlanta, Georgia  30305

Attention: Bart A. McLean

Ladies and Gentlemen:

We are pleased to confirm the commitment of Fleet Capital Corporation (FCC), subject to the terms and conditions in this letter and in the Outline referred to below, to provide $315 million senior, secured credit facilities (the FINANCING) to a newly formed entity (CAB) controlled by CGW Southeast Partners IV, LP and its affiliates (CGW), in connection with the acquisition by CAB of the capital stock of Cameron Ashley Building Products, Inc. (CAMERON, and such acquisition, the ACQUISITION). The borrower(s) under the definitive credit documents governing the Financing (the BORROWER) will be the surviving corporation of the merger of CAB and Cameron (the MERGER).

The Borrower will secure its obligations in respect of the Financing with a pledge of substantially all of its tangible and intangible assets and property, including inventory, accounts receivable, equipment, real estate, capital stock of subsidiary companies and intellectual property. All of the Borrower's significant domestic subsidiaries will be co-borrowers or will guaranty the Financing, at FCC's election, and will secure their obligations in respect of the Financing (whether direct or pursuant to their guaranties) with a pledge of substantially all of their tangible and intangible property.

FCC will act as agent (in such capacity, the AGENT) for itself and any other lending institutions which may become party to the Financing (the LENDERS) and BancBoston Robertson Stephens Inc. (BRSI) will act as the exclusive syndication agent and arranger for the Lenders (the ARRANGER) with respect to the Financing.

We understand that the proceeds of the Financing will be used to pay, in part, the consideration to be paid to existing shareholders of Cameron in connection with the Acquisition and Merger, to refinance existing debt of Cameron, to pay expenses of the Acquisition and Merger, to finance "Permitted Acquisitions" as described in the Outline and to fund the continuing working capital needs of the Borrower and its subsidiaries, including capital expenditures. The balance of the funding required to consummate the Acquisition will be provided by the issuance by the Borrower of $55 million original principal amount of unsecured subordinated debt, on terms and



FLEET CAPITAL CORPORATION                                           CONFIDENTIAL
BANCBOSTON ROBERTSON STEPHENS INC.

CGW Southeast Partners IV, LP
Commitment Letter
December 6, 1999



conditions acceptable to FCC in its reasonable judgment (the SUB DEBT) and an equity contribution by CGW and other investors of $55 million (the EQUITY INVESTMENT).


FCC will provide the full amount of the Financing, but intends to syndicate the Financing either before or after closing. Based on our discussions and on the financial statements, projections and other information and documents previously furnished to us, we are enclosing herewith an outline of terms and conditions (the OUTLINE) which sets forth the principal terms on which FCC would be willing to provide the proposed Financing (this letter and the Outline are collectively referred to as the COMMITMENT LETTER) and BRSI would be willing to act as the Arranger.

Our willingness to proceed with the proposed Financing is conditioned on (1) there being no material misstatements in or omissions from the materials which have previously been furnished in writing to us for our review, when taken as a whole and in light of the circumstances in which such materials are presented,
(2) there being in our reasonable judgment no material adverse change in the assets, business or financial condition of Cameron and its subsidiaries, taken as a whole, or in the businesses and assets to be acquired in the Acquisition or in the ability of the Borrower, any co-borrower or any subsidiary guarantor, to perform its respective obligations described in the Outline, and (3) satisfactory completion of our due diligence investigation with respect to Cameron, including our completion of a Commercial Finance Exam, our receipt of satisfactory environmental assessments with respect to real property owned or operated by Cameron and its subsidiaries, satisfactory review of all financial information (including substantiation of FY1999 pro forma adjusted EBITDA of $55 million and review of tax matters), our receipt of satisfactory appraisals of all fixed assets, real estate and satisfactory review of pending and threatened litigation, and (4) satisfactory completion of other items more detailed in the attached Outline. In addition, the proposed Financing is subject to the condition that prior to closing of the Financing there are no material adverse changes in governmental regulation or policy affecting us, Cameron or any of Cameron's subsidiaries and no material changes or disruptions in the syndication, financial or capital markets that could reasonably be expected to materially impair the syndication of the Financing.

By your signature below, you agree to assist and cooperate with the Arranger in its syndication efforts, including, but not limited to, promptly preparing and providing materials and information reasonably deemed necessary by the Arranger to complete successfully and otherwise facilitate the syndication of the facilities described herein. In the event that such syndication cannot be achieved in a manner reasonably satisfactory to FCC and BRSI under the structure described in the Outline, you agree to cooperate with FCC and BRSI in developing a mutually acceptable alternative structure that will permit a satisfactory syndication of such credit facilities. Without limiting the foregoing, you hereby agree: (a) that the Arranger shall have the exclusive right to syndicate the Financing and manage all aspects of the syndication (including, without limitation, in consultation with and subject to the reasonable approval of CGW, decisions as to the selection




FLEET CAPITAL CORPORATION                                          CONFIDENTIAL

BANCBOSTON ROBERTSON STEPHENS INC.

CGW Southeast Partners IV, LP
Commitment Letter
December 6, 1999




of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the syndicate lenders and any titles to be given to any Lender participating in the Financing) and that you will assist the Arranger and use reasonable efforts to cause Cameron and its management to assist the Arranger in contacting and soliciting potential co-lenders and will provide to the Arranger, as its reasonable request, financial and organizational information as well as financial projections needed for syndication purposes;
(b) that the Arranger shall be expressly permitted to distribute any and all documents and information relating to the transactions contemplated hereby and received from you or any other source to any potential lender, participant or assignee, on a confidential basis and subject to reasonable confidentiality agreements requested by you; (c) to make available CAB and CGW personnel, and to the extent agreed to by Cameron, Cameron management personnel, responsible for the Financing or operations of the Borrower or any subsidiary for meetings with potential syndicate members upon reasonable notification and at reasonable times to be mutually agreed; (d) to permit the Arranger to publish information in respect of the Financing (including the Agent's and the Arranger's roles in the structuring and financing thereof), subject to your reasonable prior approval of the form and content thereof; and (e) that prior to or after the execution of the definitive documentation for the Financing, FCC may syndicate all or any portion of its commitment hereunder to one or more financial institutions after consultation with and subject to the reasonable approval of CAB and the Arranger, and further, that upon acceptance by FCC of a written commitment of any entity to provide a portion of the Financing, FCC shall be released from a portion of its commitment hereunder in an aggregate amount equal to the commitment of such entity. In particular, and without limitation of the foregoing, you , FCC and the Arranger agree to negotiate in good faith regarding any changes in the definitive loan documents that may be requested in good faith by prospective Lenders.

Although the Outline sets forth the principal terms of the Financing, you should understand that FCC, the Agent and the Arranger reserve the right, after consultation with the Borrower, to change the pricing, structure, terms or amount of any portion of the Financing if FCC and the Arranger reasonably determine that such changes are advisable in order to ensure a successful syndication or an optimal credit structure for the Financing, so long as the aggregate amount of the Financing shall not be reduced. Moreover, the Outline does not purport to include all of the customary representations, warranties, defaults, definitions and other terms which will be contained in the definitive documents for the Financing, all of which must be reasonably satisfactory in form and substance to us and our counsel and to you and your counsel prior to proceeding with the Financing.

By your signature below, you agree to pay all reasonable out-of-pocket costs and expenses incurred by FCC, the Agent and the Arranger and their respective agents in connection with this Commitment Letter, the transactions contemplated hereby and FCC's, the Agent's and the




FLEET CAPITAL CORPORATION                                         CONFIDENTIAL

BANCBOSTON ROBERTSON STEPHENS INC.

CGW Southeast Partners IV, LP
Commitment Letter
December 6, 1999



Arranger's ongoing due diligence in connection therewith (the EXPENSES) (including, without limitation, reasonable attorneys' fees and expenses (for a single special counsel for the Agent, as well as local counsel in each relevant jurisdiction to address real estate and collateral matters and an agreed upon amount for review by any documentation agent appointed in the Financing)) whether or not such transactions are consummated.

Further, in consideration of the commitment contained herein, you agree to pay the Agent the fees described in the letter enclosed herewith (the FEE LETTER) on the dates and in the amounts provided in the Fee Letter.

By your signature below, you further agree to indemnify and hold harmless FCC, BRSI, the Agent, the Arranger and each of their respective officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of, or in connection with, the Acquisition, this Commitment Letter, the transactions contemplated hereby or any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any of such indemnified persons is a party thereto, and to reimburse each of such indemnified persons, from time to time upon their demand, for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, whether or not the transactions contemplated hereby are consummated, PROVIDED that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent that they arise from the bad faith, willful misconduct or gross negligence of such indemnified person.

You agree that this Commitment Letter is for your confidential use only and that it will not be disclosed by you to any person (including any lender bidding for the financing contemplated by this Commitment Letter) other than to the Board of Directors of Cameron and its advisors, to your principals, to your employees, officers, directors, accountants, attorneys, and other advisors, and to any other person consented to by FCC, the Agent or the Arranger, in each case, only in connection with the transactions contemplated hereby and on a confidential basis.

Each of FCC, the Agent and the Arranger agrees to keep any information delivered or made available by you to it confidential and not to disclose such information other than to their respective employees, officers, attorneys and other advisors who are or are expected to become engaged in evaluating, approving, structuring or administering the Financing or rendering advice in connection therewith, PROVIDED that nothing herein shall prevent FCC, the Agent or the Arranger from disclosing such information (a) to potential participants in and assignees of the Financing subject to reasonable confidentiality agreements, (b) upon the order of any court or administrative agency, (c) upon the request or demand of any administrative or regulatory agency or authority, (d) to the extent that such information has been publicly disclosed other than as a result of a disclosure by FCC, the Agent or the Arranger or (e) otherwise as required by law.


FLEET CAPITAL CORPORATION                                          CONFIDENTIAL

BANCBOSTON ROBERTSON STEPHENS INC.

CGW Southeast Partners IV, LP
Commitment Letter
December 6, 1999



This Commitment Letter is delivered with the specific understanding that, except as specifically set forth in the preceding paragraphs, it is not intended to give rise to any legal liability on the part of either you or FCC or BRSI and that the commitment set forth herein shall be considered withdrawn if for any reason (1) you fail to return to FCC's office in Atlanta, Georgia by 5:00 p.m. (Eastern time) on December 7, 1999 (the EXPIRATION DATE) the enclosed copy of this Commitment Letter, the related Fee Letter signed by you, and a deposit in the amount of $150,000 to be applied to the payment of our out-of-pocket expenses for which you agree herein to reimburse us, or (2) after such acceptance, definitive documentation evidencing the Financing, acceptable to FCC, the Agent and the Arranger, has not been executed and delivered by the Borrower on or before March 1, 2000. (If this commitment is terminated, after acceptance, for any reason other than by the closing and initial funding of the Financing, any unapplied balance of such deposit will be returned to you.)

If the foregoing is in accordance with your understanding, please accept this Commitment Letter by signing the enclosed duplicate in the space indicated and returning it to us, together with a signed copy of the Fee Letter and the expense deposit referred to above, on or prior to Expiration Date.

Very truly yours,

FLEET CAPITAL CORPORATION           BANCBOSTON ROBERTSON STEPHENS INC.

By /S/ David W. Bell                By /S/  Harold Blatt for Thad D. Johnson
   --------------------                -------------------------------------
         David W. Bell                       Thad D. Johnson
         Senior Vice President               Director




Agreed and accepted this _7th_ day
of December 1999



CGW SOUTHEAST PARTNERS IV, LP



By: /S/ Bart A. McLean
----------------------
     Title: Partner



FLEET CAPITAL CORPORATION                                         CONFIDENTIAL

BANCBOSTON ROBERTSON STEPHENS INC.

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.



                         Outline of Terms and Conditions

                  $315,000,000 SENIOR SECURED CREDIT FACILITIES


DECEMBER 6, 1999

   The proposed terms and conditions are provided for discussion purposes only and do not constitute an offer, agreement or commitment to lend. The actual terms and conditions upon which Fleet Capital Corporation ("Fleet") might extend credit to the Borrowers, or BancBoston Robertson Stephens Inc. ("BRSI") might agree to syndicate the facilities, are subject to satisfactory completion of due diligence, credit approval, satisfactory review and execution of documentation and such other terms and conditions as may be determined by Fleet, BRSI and their counsel.

BORROWERS:        The survivor of the merger of a newly created entity ("Newco")
                  formed to acquire the outstanding capital stock of Cameron
                  Ashley Building Products, Inc. (such survivor, the "Company" or "Cameron") together with all of the Company's material domestic subsidiaries (together with the Company, the "Borrowers"). At the Agent's option, such subsidiaries may be guarantors, rather than co-borrowers (in such case, the "Guarantors"), provided that no guaranty will be required of any non-US subsidiary if such guaranty would result in adverse tax consequences to the Company.

FACILITIES:       Up to $315,000,000 aggregate senior secured credit facilities consisting of the following:

                           (i) $225,000,000 Revolving Credit Facility (the "Revolver"), including a $15,000,000 sublimit for Standby Letters of Credit and a $10,000,000 Swingline Facility;

                           (ii) Up to $65,000,000 Term Loan Loan (the "Term Loan").

                           (iii) $25,000,000 Capex Facility (the "Capex
                           Facility").

                           The Revolver, Term Loan, and Capex Facility are referred to herein as the "Credit Facilities" or "Facilities."




Fleet Capital Corporation.             6                            CONFIDENTIAL
BancBoston Robertson Stephens Inc.

                           Through the Bank of Nova Scotia ("Scotiabank"), Cameron Ashley Canada, Ltd. will be provided with a Canadian Revolving Credit Facility in an amount up to [C$to be determined] (the "Canadian Revolver"). In order to induce Scotiabank to provide the Canadian Revolver, the Agent, on behalf of the Lenders, will provide a Standby Letter of Credit for the benefit of Scotiabank.

PURPOSE:

         Amounts drawn under the Revolver, Canadian Revolver and Term Loan on the Closing Date will be used, in conjunction with the subordinated debt proceeds and equity contribution, both described herein, to finance the purchase of the outstanding capital stock of Cameron Ashley Building Products, Inc., to refinance existing indebtedness, and to pay transaction expenses. Thereafter, the Revolver and Capex Facility will be available to fund on-going working capital and general corporate needs, including capital expenditures and Permitted Acquisitions.

GUARANTORS:

         Cameron and all domestic material operating subsidiaries, which are Borrowers, shall provide unlimited and unconditional guarantees of all obligations under the Facilities.

ADMINISTRATIVE AGENT:

         Fleet Capital Corporation ("Fleet" or the "Agent").

ARRANGER:

         BancBoston Robertson Stephens Inc. ("BRSI") will underwrite the full amount of Facilities as Arranger and will syndicate the Facilities to a group of lenders acceptable to the Borrowers and the Agent.

CLOSING DATE:

         Targeted to occur on or before March 1, 2000 ("Closing").

FINAL MATURITY:

         March 1, 2004 or five (5) years from closing.

SECURITY:

         First priority security interest in and lien on substantially all tangible and intangible assets (including all intellectual property and rights to payment(s) and related intangibles) of the domestic Borrowers and Guarantors. Cameron will pledge all of the capital stock of its subsidiaries (other than non-US subsidiaries of which 65% of the capital stock will be pledged).

AVAILABILITY:

         REVOLVER - Amounts under the Revolver may be drawn, repaid and reborrowed, subject to availability under the Borrowing Base, which shall be equal to the sum of: (i) 85% of combined eligible accounts receivable; plus (ii) 60% of combined eligible inventory. Amounts repaid under the Revolver may be reborrowed. The Borrowing Base, with accompanying accounts receivable agings and inventory designations, will be reported monthly, or at more frequent intervals as determined by the Agent in its reasonable discretion. The Agent, in its reasonable credit judgment, reserves the right to conduct periodic commercial finance exams and modify eligibility standards and establish and modify reserves against Borrowing Base availability. Availability at closing will be at least [to be determined].

         CANADIAN REVOLVER - The Canadian Revolver will also be subject to a borrowing base equal to




Fleet Capital Corporation.             7                            CONFIDENTIAL
BancBoston Robertson Stephens Inc.

the sum of : (i) 85% of combined eligible accounts receivable; plus (ii) 60% of combined eligible inventory. Advances under the Canadian Revolver may be made in Canadian Dollars at the Borrower's option.

         Final availability and eligibility criteria will be based on the results of a commercial finance exam to be performed by Fleet, or its designee, including a Take Down exam to be completed pre-Closing. Fleet may make adjustments to advance rates, eligibility requirements, and reserves, etc. post-Closing, in its sole and reasonable discretion.

         TERM LOAN - Up to $65,000,000 of the Term Loan shall be drawn in full at closing. The Term Loan amount will be limited to i) 80% of the Orderly Liquidation Value of Equipment plus ii) 60% of the Fair Market Value of Real Estate plus iii) the lesser of $30,000,000 or such amount mutually agreed upon that may be comfortably amortized in years one through three.

CAPEX FACILITY - The Capex Facility will be available for two years from closing, to finance the purchases of equipment. Advances will be based on 80% of the "hard cost" of newly purchased equipment and 80% of the Orderly Liquidation Value of used equipment purchased.

AMORTIZATION: REVOLVER AND CANADIAN REVOLVER - No amortization, bullet at maturity.

                           TERM LOAN - Quarterly payments in arrears based on the following annual amortization schedule. The first payment date will be due 90 days from closing. The balloon payment will be due on the fifth anniversary of closing.

           ($ in millions)
    Year                       Total
    ----                       -----
       1                     $ 7,500
       2                     $10,000
       3                     $12,500
       4                     $12,500
       5                     $12,500
    Balloon                  $10,000
     Total                   $65,000



                           If the Term Loan is not fully drawn, amortization amounts will be based upon the pro-rata percentage of the drawn Term Loan to the $65,000,000 Term Loan maximum.

                           CAPEX FACILITY - Advances will be accumulated on a quarterly basis (minimum $2,500M) and amortized over a 5 year straight line schedule with a final payment due on the same date as the final installment of the Term Loan.



Fleet Capital Corporation.             8                            CONFIDENTIAL
BancBoston Robertson Stephens Inc.

SWINGLINE FACILITY:        Up to $10,000,000 of the Revolver will be available
                           for swingline advances ("Swingline Loans") to be made available to the Borrowers by Fleet. Swingline Loans will constitute usage under the Revolver (except for Unused fee purposes) and will reduce availability of the Revolver dollar for dollar. Swingline Loans made by Fleet will be settled with the Lenders on a weekly basis.

INTEREST RATE:             Outstanding amounts under the Facilities shall accrue
                           interest at the Borrowers' option at the Alternate
                           Base Rate or the Eurodollar Rate, plus the Applicable
                           Margin. The term "Alternate Base Rate" would mean the greater of the prime, base or equivalent rate of interest announced or published from time to time hereafter by Fleet National Bank. The Applicable
                           Margin for each of the Facilities will be determined as follows:

  LEVEL        LEVERAGE RATIO                                                    REVOLVER         Unused Fee     Term Loan and Capex
                                                                                                                      Facility

            (Funded Debt/EBITDA)                                              Euro +     Base+                   Euro +       Base +
------------------------------------------------------------------------------------------------------------------------------------
    I         > 5.00x                                                         3.00%      0.75%      0.500%        3.50%        1.25%
    II        4.50x (less than or equal to) x (less than or equal to) 5.00x   2.75%      0.50%      0.375%        3.25%        1.00%
   III        3.50x (less than or equal to) x < 4.50x                         2.50%      0.25%      0.375%        3.00%        0.75%
    IV        3.00x (less than or equal to) x < 3.50x                         2.25%      0.00%      0.250%        2.75%        0.50%
    V         (less than or equal to) 3.00x                                   2.00%      0.00%      0.250%        2.50%        0.25%


         For purposes of calculating the Applicable Margin, the Leverage Ratio is defined as the ratio of Total Funded Debt divided by EBITDA, calculated on a rolling four-quarter basis. Total Funded Debt and EBITDA shall be determined on a consolidated basis in accordance with GAAP (with pro forma adjustments for future Permitted Acquisitions and related permitted debt).

         Minimum  pricing will be set at Level II until the Agent's receipt of the Borrowers' October 31, 2000 audited financial statement and compliance certificate. Overdue principal,





Fleet Capital Corporation.              9                           CONFIDENTIAL
BancBoston Robertson Stephens Inc.

                           interest and fees will bear interest at 2% over the rate otherwise applicable thereto.

                           The interest rate on the Canadian Revolver for use by Cameron Ashley Canada, Ltd. will be, at Borrower's option, Scotiabank's (1) Canadian Prime Rate or (2) Scotiabank's Canadian Bankers Acceptance Rate (CBA) plus 50 basis points (subject to a handling fee of C$200) for the applicable time period chosen. If the CBA option is chosen borrowings may be made for the available time periods of 1, 2, 3 or 6 months.

INTEREST PERIODS:          Eurodollar rates may be selected for interest periods
                           of 1, 2, 3 or 6 months, as available.

UNUSED FEE:                An Unused Fee will be payable quarterly in arrears
                           based on the average daily unused commitment
                           (excluding outstanding Letters of Credit but not excluding borrowings under the Swingline Facility), under the Revolver as set forth in the table above.

LETTER OF CREDIT FEES:     Payable pro rata to the Lenders at the annual rate
                           equal to the Applicable Margin on Eurodollar Rate
                           Revolving Credit Loans and based on the maximum amount available to be drawn under each Standby
                           Letter of Credit; standard fees and charges on all documentary/commercial letters of credit. In addition, the Borrowers will pay to the Issuing Bank a fronting fee equal to 0.125% per annum on the maximum amount of each Standby Letter of Credit. The letter of credit fee and other charges associated with the Standby Letter of Credit issued in favor of Scotiabank must be paid by Cameron.

INTEREST PAYMENTS:         Interest on Base Rate loans will be due and payable
                           monthly in arrears. Interest on Eurodollar Rate loans will be due and payable at the earliest of the end of each applicable interest period or quarterly. The effective date of any change in the Applicable Margin due to a change in the Borrowers' Leverage Ratio will be the third business day following the receipt by the Agent and the Lenders of the Borrowers' quarterly financial information.

CASH MANAGEMENT:           Fleet National Bank will be the primary depository
                           and disbursement bank for the Borrower for its domestic accounts. In Canada, Scotiabank will be the primary depository and disbursement bank.

FEES: As set forth in a separate agreement between CGW, the Agent and the Arranger.

VOLUNTARY PREPAYMENTS
AND COMMITMENT REDUCTIONS: The Borrowers would be permitted to voluntarily terminate and prepay the loans subject to Eurodollar breakage costs, if any. The Borrowers may terminate and prepay the loans in years without penalty. Voluntary reductions of the Revolver and Capex Facility commitments shall be permitted in whole or in part with prior


Fleet Capital Corporation.             10                           CONFIDENTIAL
BancBoston Robertson Stephens Inc.

                           notice in a minimum amount of $500,000 and increments of $100,000, but without premium or penalty.

MANDATORY PREPAYMENTS:     Subject to certain baskets and other permissible
                           amounts to be determined, the Borrowers will be required to make mandatory prepayments of the Credit
                           Facilities equal to:

                           - 50% of Excess Cash Flow, computed on the basis of the Borrowers' annual audited financial statements. Excess Cash Flow shall mean, for any fiscal year of the Borrowers, consolidated earnings before interest, taxes, depreciation and amortization and any other non-cash charges minus actual cash taxes paid, non-financed capital expenditures and scheduled debt service payments (including total interest and actual and scheduled repayments of principal of any money borrowed or capital lease obligation), for such fiscal year, determined in accordance with GAAP; to the extent Total Funded Debt/EBITDA is less than 3.0:1 then the percentage of Excess Cash Flow applied to prepayment will decrease to 25%.

                           - 100% of the net proceeds received from the sale of or disposition of all or any part of the assets of the Borrowers or any Guarantor (other than in the ordinary course of business or for consideration pertaining to sales not in the ordinary course of business not to exceed in any fiscal year of the Borrowers an aggregate amount to be determined).

                           - 100% of the net proceeds received from the issuance of debt or equity in excess of $5 million by the Borrower or any Guarantor, except to the extent issued to a seller of a business acquired by the Company. In the event of an IPO, the percentage applied to prepayment will be 50% of the net proceeds.

                           Mandatory prepayments shall be applied pro rata to prepay without penalty or premium installments of the Term Loan and Capex Facility loans in the inverse order of maturity thereof. After the Term Loan and Capex Facility loans have been repaid in full, mandatory prepayments will be applied to the Revolver and the commitment therefor will be permanently reduced in the amount of any such prepayment.

FINANCIAL COVENANTS:       Initially, to be tested monthly commencing the first
                           month following Closing, on a consolidated, rolling twelve month basis (where applicable, including trailing twelve month for future Permitted
                           Acquisitions), including, but not limited to, the following:

                           -        Maximum Total Funded Debt to EBITDA
                                    [Covenant levels to be mutually determined];

                           -        Minimum Fixed Charge Coverage Ratio
                                    [Covenant levels to be mutually


Fleet Capital Corporation.             11                           CONFIDENTIAL
BancBoston Robertson Stephens Inc.

                                    determined];

                           - Minimum EBITDA/Interest Ratio [Covenant levels to be mutually determined];

                           - Maximum Capital Expenditures [Covenant levels to be mutually determined].

                           Assuming full covenant compliance and reasonable adherence to projections, the Agent and Arranger will consider relaxing covenant testing to quarterly in years 2 through 5.

OTHER COVENANTS:           Usual and customary for transactions of this nature,
                           and subject to limitations and exceptions to be mutually agreed, including, but not limited to limitations on additional indebtedness, liens, investments, mergers and consolidations, asset sales, transactions with affiliates, negative pledges, restricted payments, distributions and dividends.

PERMITTED ACQUISITIONS:    Prior consent of majority Lenders shall be required
                           for acquisitions with total consideration of more than $15 million. Prior consent shall not be required for acquisitions with total consideration of up to $15 million, provided the conditions to outlined below are met. Each such acquisition shall be defined as a "Permitted Acquisition":

                           - Target shall be in a line of business substantially similar to the Borrowers' existing lines.

                           -        Proposed acquisition shall be "friendly".

                           - Borrowers shall provide notice of proposed acquisition, including an information package for Lenders at least 14 days in advance of the proposed drawdown in order to confirm that the conditions set forth herein are satisfied.

                           - Target shall have had positive trailing twelve month pro forma EBITDA (as adjusted for anticipated expense reductions, etc., referred to below).

                           - Acquisition structure shall meet minimum requirements to be detailed in the Credit Agreement or shall be otherwise reasonably acceptable to the Lenders. Such conditions shall include, without limitation, requirements that the Borrowers shall own directly or indirectly a majority of the equity interests in the target and shall control a majority of any voting securities, and/or shall otherwise control the governance of the target.

                           - Security interest shall be granted in all of the target company's assets;


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                                    the target company shall be merged into the
                                    Borrowers, or if it is to be a subsidiary of the Borrowers shall become an obligor under the Facilities.

                           -        The terms of any seller paper or
                                    subordinated debt issued or incurred in
                                    connection with the acquisition shall meet minimum requirements to be detailed in the Credit Agreement or shall be otherwise reasonably acceptable to the Lenders. Such conditions shall include, without limitation, a maximum cash interest rate, a cap on amortization of principal prior to maturity and repayment of the Facilities, the absence of financial covenants or security interests and minimum standards for subordination.

                           - No default or event of default shall exist at the time of or after giving effect to the acquisition; Borrowers shall demonstrate pro forma covenant compliance based on combined pro forma trailing twelve month operating performance, pro forma debt and pro forma debt service based on pro forma interest on total debt at then prevailing interest rates. Any pro forma adjustments to historical EBITDA of the target company shall be acceptable to the Lenders in their reasonable discretion (provided that contractual and adequately documented reductions in former owner's compensation, insurance and/or rental expense, which will be effective as of the drawdown date, shall be deemed acceptable).

                           - Commercial finance exams and appraisals, in the agent's reasonable discretion, and phase i environmental surveys satisfactory to the agent and lenders if real estate is involved.

                           - Excess availability after giving effect to the acquisition will be at least $30mm.

FINANCIAL REPORTING:       Borrowers will agree to provide the following
                           reports:

                           Annual financial statements prepared on a consolidated basis in accordance with gaap for the current and prior fiscal year, all certified by a nationally recognized firm of certified public accountants and accompanied by an unqualified opinion of such firm on the annual financial statements, accompanied by covenant compliance calculations and a representation by the Chief Financial Officer of the company that no event of default shall have occurred or be continuing, all submitted to the agent and lenders within 100 days of the end of each fiscal year.

                           Monthly financial statements prepared on a consolidated basis in accordance with gaap for the current and prior fiscal year accompanied by covenant compliance calculations and a representation by the chief financial officer of the company that no event or default shall have occurred or be continuing, all


Fleet Capital Corporation.             13                           CONFIDENTIAL
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
                           submitted to the agent and lenders within 30 days of the end of each month.

CONDITIONS PRECEDENT:      In addition to the usual and customary conditions to
                           lending in transactions of the type contemplated herein, the obligation of the agent and the lenders to provide the credit facilities shall be subject to (but not limited to) the following conditions at or prior to the closing date on a basis satisfactory to the agent:

                           - Consummation of the acquisition of capital stock of Cameron on terms and conditions reasonably satisfactory to the agent.

                           - Evidence that affiliates and associates of CGW Southeast Partners IV, LP have invested not less than $55 million as common equity.

                           - Borrowers shall have issued and received gross proceeds of not less than $55,000,000 from the issuance of senior subordinated notes (the "Senior Subordinated Notes") on terms and conditions reasonably satisfactory to the agent.

                           - A review satisfactory to the agent and its counsel of all matters related to the company's environmental liability, if applicable.

                           - Satisfaction that the financial statements delivered to the agent fairly present the business and financial condition of cameron (and on a pro forma basis, of the borrowers) and their subsidiaries.

                           - The agent and the arranger shall have received projections satisfactory to them with respect to the borrowers and their subsidiaries, monthly for the fiscal 2000 period, quarterly through fiscal 2001 and annually thereafter.

                           -        No material adverse change, in the
                                    reasonable judgment of the agent and
                                    arrangers, shall have occurred in the
                                    business, assets or financial condition of cameron and its subsidiaries taken as a whole since the most recent financial statements provided to the agent.

                           - The absence of any default or event of default under the loan documentation or under any material contract or agreement of the borrowers and their subsidiaries; and accuracy of representations and warranties in all material respects.

                           - At closing, the ratio of total funded debt divided by pro forma EBITDA for the latest twelve month period then ended, on a consolidated basis, shall not exceed [to be determined]. For the purposes of this calculation only, total funded debt shall be adjusted to reflect the borrowers' average working capital investment.

                           - The agent shall have received a reasonably satisfactory pro forma closing balance sheet, adjusted to give effect to transactions contemplated hereby.

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
                           - The negotiation, execution and delivery of loan and security documentation reasonably satisfactory in form and substance to the borrowers, agent and the arranger and their respective counsel, all of which shall be in full force and effect on the closing date, and the perfection of all security interests.

                           - There being no order or injunction or other pending litigation in which there is a reasonable possibility of a decision which would materially adversely affect the ability of the borrowers or any subsidiaries to perform under the loan documents or the agent's or lenders' rights in respect thereof or their ability to exercise such rights.

                           - Other conditions precedent specific to the transaction and typical of facilities of this type, including the agent's receipt of satisfactory corporate approval of the capital stock acquisition and the related financings as well as opinions of counsel satisfactory to the agent as to, among other matters, valid corporate existence and authority, legality, validity and binding effect of all loan, guaranty and security documents, perfection of security interests, the absence of any violation of law or regulation or conflict with any existing contracts.

DOCUMENTATION:             The credit facilities are subject to negotiation,
                           execution and delivery of a definitive credit agreement and related security documents, guarantees and any other documents as shall be reasonably requested by the agent. The credit agreement and related security agreements will contain conditions precedent, covenants, full cash dominion, events of default and other provisions appropriate for transactions of this size, type and purpose and acceptable to the parties and their respective counsel.

EVENTS OF DEFAULT:         Usual and customary, including (without limitation)
                           nonpayment, misrepresentation, breach of covenant or agreement, insolvency, bankruptcy, erisa, judgments, change of control and cross defaults. No grace periods on principal payments, certain other notices or grace periods and/or thresholds to be agreed upon.

ASSIGNMENT AND
PARTICIPATIONS:            Usual and customary for transactions of this type and
                           size. Each lender may assign all or a portion of its loans and commitments under the facilities, or sell participations therein to another person(s), provided that assignments shall be in a minimum amount of $5 million and shall be subject to certain conditions, including but not limited to, the approval of the borrowers (so long as no default or event of default exists) and the agent, such approvals not to be unreasonably withheld.

SYNDICATION MATTERS:       Fleet will act as the exclusive administrative agent
                           for the facilities and brsi will act as the exclusive arranger, adviser and syndication manager for the facilities and, in such capacities, each of fleet and brsi will perform the duties and exercise the authority customarily associated with such roles. No additional agents, co-agents, arrangers or syndication

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
                           managers will be appointed, unless the borrowers and each of Fleet and BRSI so agree.

                           Prior to or after the execution of definitive documentation for the facilities, Fleet reserves the right to syndicate all or a portion of its commitment to one or more financial institutions after consultation with the borrowers and BRSI. Upon the acceptance by Fleet of the written commitment of any lender to provide a portion of the facilities, Fleet shall be released from a portion of its commitment in an aggregate amount equal to the commitment of such lender.

                           BRSI will manage all aspects of the syndication, including the selection of lenders, the determination of when BRSI will approach potential lenders and the final allocations among the lenders. The borrowers agree to assist BRSI actively in achieving a timely syndication that is reasonably satisfactory to BRSI, such assistance to include, among other things, (a) direct contact during the syndication between the borrowers' senior officers, representatives and advisors, on the one hand, and prospective lenders, on the other hand at such times and places as BRSI may reasonably request, (b) providing to BRSI all financial and other information with respect to the borrowers and the transactions contemplated that BRSI may reasonably request, including but not limited to financial projections relating to the foregoing, and
                           (c) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication.

                           The borrowers agree that, prior to and during the syndication of the Facilities, except for the senior subordinated notes, the borrowers will not permit any offering, placement or arrangement of any competing issues of debt securities or commercial bank facility(ies) of any borrower and any of its subsidiaries.

                           Fleet and BRSI shall be entitled, after consultation with the borrower, to change the pricing, structure, terms or amount of any portion of the facilities if fleet and brsi determine that such changes are advisable in order to ensure a successful syndication or an optimal credit structure for the Facilities so long as the aggregate amount of the Facilities shall not be reduced.

EXPENSES AND
INDEMNIFICATION:           The Borrowers and Guarantors will pay the Agent's and
                           Arranger's reasonable legal, due diligence, and other out-of-pocket expenses incurred in connection with the negotiation, preparation and execution of the documentation and the establishment of the syndicate, regardless of whether the Facilities close. The
                           Borrowers and the Guarantors jointly and severally shall indemnify the Agent, the Arranger and the Lenders (and all respective affiliates) against all losses, liabilities, claims, damages or expense relating to their loans, the loan documents, the Borrowers' use of loan proceeds or the commitments, including but not limited to attorneys and other professional fees and settlement costs,

Fleet Capital Corporation.             16                           CONFIDENTIAL
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
                           excluding those arising from the indemnified party's own bad faith, gross negligence or willful misconduct.

AGENTS COUNSEL:            Hunton & Williams
Atlanta, Ga.

GOVERNING LAW:             State of Georgia.

Fleet Capital Corporation.             17                           CONFIDENTIAL
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